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                             May 17, 2021

       Christopher Callesano
       Chief Financial Officer
       Atlas Crest Investment Corp. II
       399 Park Ave.
       New York, NY 10022

                                                        Re: Atlas Crest
Investment Corp. II
                                                            Form 8-K filed May
17, 2021
                                                            File No. 001-39999

       Dear Mr. Callesano:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed May 17, 2021

       Item 4.02, page 2

   1. Please tell us why your filing does not include a statement of whether the audit committee, or the board of
directors in the absence of an audit committee, or authorized officer or officers, discussed
with the registrant   s independent accountant the matters disclosed in
                                                        the filing in
accordance with Item 4.03(a)(3); or revise accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.




                             Sincerely,
 Christopher Callesano
Atlas Crest Investment Corp. II
May 17, 2021
Page 2
FirstName LastNameChristopher Callesano
Comapany NameAtlas Crest Investment Corp. II
                                               Division of Corporation Finance
May 17, 2021 Page 2                            Office of Real Estate &
Construction
FirstName LastName